Exhibit (A)(2)

INCORPORATION OF THE PUBLIC COMPANY

(NAAMLOZE VENNOOTSCHAP)

LYONDELLBASELL INDUSTRIES N.V.

On the fifteenth day of October two thousand nine appeared before me, Krishna van Zundert, kandidaat-notaris, hereinafter: “civil law notary”, deputising for dr. Thomas Pieter van Duuren, civil law notary (notaris) in Amsterdam, The Netherlands:

Ms Catherine Annemieke Desiree Kuijper, in this matter with residence at the offices of Clifford Chance LLP, Droogbak la, 1013 GE Amsterdam, The Netherlands, born in Amsterdam, The Netherlands, on the eleventh day of November nineteen hundred and eighty-five, in this respect acting as attorney-in-fact, duly authorised in writing, of:

Stichting TopCo, a foundation (stichting) incorporated under the laws of The Netherlands,, having its seat (statutaire zetel) at Rotterdam, The Netherlands, having its registered office at Weena 737, 3013 AM Rotterdam, and registered with the Dutch Commercial Register (Handelsregister) under number 24479018 (the “Incorporator”).

The authorisation of the person appearing appears from one (1) written power of attorney, which shall be attached to this deed (Schedule 1).

The person appearing, acting as stated, has declared that the Incorporator incorporates a public company (naamloze vennootschap) (the “Company”) with the following articles of association:

ARTICLES OF ASSOCIATION

CHAPTER I DEFINITIONS

1.	DEFINITIONS

1.1	In these articles of association the following expressions shall have the following meanings:

1.1.1	an “Accountant”: a register-accountant or other expert referred to in section 2:393 Dutch Civil Code (“DCC”), or an organisation within which such accountants cooperate.

1.1.2	the “Annual Accounts”: the balance sheet and the profit and loss account including the explanatory notes;

1.1.3	the “Company”: the company governed by these articles of association;

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1.1.4	the “Distributable Part of the Shareholders’ Equity”: the part of the shareholders’ equity exceeding the issued share capital plus the reserves which must be maintained by law;

1.1.5	an “e-mail”: a legible and reproducible message sent by electronic means of communication;

1.1.6	the “manager”: the management board of the Company (bestuur), existing of one member, except for articles 11.4 (second sentence), 13.2, 13.4, 13.5, 13.6, 13.7, 15.2, 15.3, 18.1(b), 21.5, 22.6 (fifth sentence), 24.1, in which the term “manager” means the individual member of the management board of the Company;

1.2	In addition, unless the content requires otherwise, the expression “written” or “in writing” shall include messages sent by e-mail.

CHAPTER II NAME, SEAT, OBJECTS

2.	NAME, SEAT

2.1	The name of the Company is: LyondellBassell Industries N.V.

2.2	The seat (statutaire zetel) of the Company is in Rotterdam, The Netherlands.

3.	OBJECTS

The objects of the Company are:

(a)	to incorporate, to participate in any manner whatsoever, to manage, to supervise, to cooperate with, to acquire, to maintain, to dispose of, to transfer or to administer in any other manner whatsoever all sorts of participations and interests in businesses and companies;

(b)	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities in the widest sense of the word;

(c)	to grant guarantees and to grant securities over the assets of the Company for the benefit of companies and enterprises with which the Company forms a group;

(d)	to acquire, to administer, to operate, to encumber, to dispose of and to transfer moveable assets and real property and any right to or interest therein;

(e)	to advise and to render services to enterprises of any nature;

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(f)	to carry out all sorts of industrial, financial and commercial activities, including manufacturing, the import, export, purchase, sale, distribution and marketing of products and raw materials;

and all matters associated with the foregoing, related or conducive thereto, with the objects to be given their most expansive interpretation.

CHAPTER III CAPITAL AND SHARES

4.	AUTHORISED CAPITAL

The authorised capital amounts to two hundred twenty-five thousand euro (EUR 225,000.00) and is divided into five million six hundred twenty-five thousand (5,625,000) ordinary shares of four eurocent (EUR 0.04) each.

CHAPTER IV ISSUE OF SHARES, COMPANY SHARES, CAPITAL REDUCTION

5.	ISSUE OF SHARES, BODY OF THE COMPANY AUTHORISED TO ISSUE SHARES

5.1	Shares will be issued pursuant to a resolution of the manager which will have been approved by the supervisory board. The issue of a registered share, not being a share as referred to in section 2:86c DCC, will require an instrument intended for such purpose executed before a civil law notary in the Netherlands.

5.2	The designation of the manager as being the body competent to issue shares shall be valid for a period of five years starting on the fifteenth day of October two thousand nine and ending on the fourteenth day of October two thousand fourteen (unless this period is extended in accordance with article 5.3) and shall include the authority to issue all shares forming part of the authorised capital from time to time which are not yet issued.

5.3	The designation of the manager as being the body competent to issue shares may, by these articles of association or by a resolution of the general meeting of shareholders, be extended each time for a period not exceeding five years. If the designation is extended, the number of shares which may be issued shall be determined at the same time. Unless laid down otherwise in the designation, it may not be withdrawn.

5.4	If the designation of the manager as being the body competent to issue shares ends, the general meeting of shareholders shall be competent to issue shares unless another body is designated for this purpose by the general meeting of shareholders.

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The resolution of the general meeting of shareholders to designate another body for this purpose or to issue shares will only be taken on the proposal of the manager which proposal will have been approved by the supervisory board.

5.5	The provisions in paragraphs 1 up to and including 4 of this article will be correspondingly applicable to the granting of rights to subscribe for shares but will not apply to the issue of shares to a party exercising a previously acquired right to subscribe for shares.

6.	CONDITIONS OF ISSUE OF SHARES, PRE-EMPTIVE RIGHTS

6.1	In the resolution to issue shares the price and further conditions of the issue will be determined. Apart from the provisions laid down in section 2:80 paragraph 2 DCC the issue price may not be below par.

6.2	In case of shares being issued, every holder of shares will hold a pre-emptive right in proportion to the aggregate amount of his shares.

However, a holder of shares will not have a pre-emptive right to shares which are being issued against contribution other than in cash, to shares which will be issued to employees of the Company or of a group company and to shares which will be issued as a result of merger or legal split-off.

6.3	The pre-emptive right may be restricted or excluded by a resolution of the manager which will have been approved by the supervisory board and provided that the manager may only exercise this authority if it will then also be competent to pass a resolution for the issue of shares. The provisions of paragraphs 1 up to and including 4 of article 5 will be correspondingly applicable to the extent possible. In case a designation of the manager as being the body competent to restrict or exclude the pre-emptive right is not in force, the pre-emptive right accruing to shareholders may be restricted or excluded by the general meeting of shareholders, however, exclusively on the proposal of the manager which proposal will have been approved by the supervisory board apart from the designation of an other corporate body by the general meeting of shareholders.

6.4	In case of rights to subscribe for shares being granted, paragraphs 2 and 3 of this article will be correspondingly applicable. Shareholders will not hold a pre-emptive right to shares which are being issued to a party who exercises an already previously acquired right to subscribe for shares.

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7.	PAYMENTS ON SHARES

7.1	Upon subscription for a share the full nominal amount must be paid thereon, as well as in case the share is subscribed at a higher amount, the difference between said amounts, everything without prejudice to the provisions in section 2:80 paragraph 2 DCC.

7.2	Payment in foreign currency may only be made with permission of the Company.

7.3	The manager will be competent to enter into legal acts stated in section 2:94 DCC, without prior approval of the general meeting of shareholders.

8.	COMPANY SHARES

8.1	Acquisition by the Company of shares in its capital not paid up will be null and void. The Company may, without prejudice to the statutory provisions and those laid down in these articles of association, only acquire said company shares for a consideration in case:

a.	its net assets reduced by the price of acquisition, will not be lower than the paid and claimed part of its capital increased by the reserves which must be maintained by law, and

b.	the nominal amount of the shares in its capital acquired, held or held in pledge by the company or those held by a subsidiary, will not exceed one-half of its issued capital.

Decisive for the validity of the acquisition will be the amount of the net assets according to the last adopted balance sheet, reduced by the acquisition price for the shares in the capital of the Company, the amount of the loans referred to in section 2:98c paragraph 2 DCC and distributions to the charge of the profit or reserves to other parties which the Company and its subsidiaries owed after the date of the balance sheet. In case a financial year will have expired for longer than six (6) months without the annual accounts having been adopted, an acquisition in accordance with the present paragraph will not be permitted. If depository receipts for shares in the capital of the Company have been issued, such depository receipts shall be put on par with shares for the purpose of the foregoing.

8.2	Shares may only be acquired other than gratuitously in case the general meeting of shareholders will have authorised the manager for that purpose.

Said authorisation will only be valid for a period not exceeding eighteen (18) months. In the authorisation the general meeting of shareholders shall determine how many shares or depository receipts thereof may be acquired, the manner in which they may be acquired and between what limits the price shall be.

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8.3	The authorisation will not be required for the acquisition of company shares by the Company or depository receipts thereof in order to transfer these to employees in the employ of the Company or of a legal entity with which it is associated in a group by virtue of an arrangement applicable to said employees. These shares or the depository receipts shall be included in the price list of a stock exchange.

8.4	A resolution of the manager with respect to the acquisition or alienation of company shares or depository receipts thereof will be subject to the approval of the supervisory board.

8.5	In the general meeting of shareholders no votes may be cast in respect of a company share held by the Company or a subsidiary company; no votes may be cast in respect of a share for which the depository receipt is held by the Company or a subsidiary company. Usufructuaries or pledgees of a company share held by the Company or a subsidiary company will not be excluded from voting rights, if the right of usufruct or lien was created before the Company or such subsidiary company held such share. The Company or a subsidiary company may not cast votes for shares on which it holds a right of usufruct or a right of lien.

8.6	In the determination of the number of votes exercised in a general meeting of shareholders, to what extend shareholders are present or represented or to what extent the share capital has been provided or is represented, the shares for which no votes may be cast in compliance with the above will not be taken into account.

9.	CAPITAL REDUCTION

9.1	The general meeting of shareholders may pass a resolution for the reduction of the issued capital, however, exclusively on proposal of the manager which proposal will have been approved by the supervisory board:

a.	by the withdrawal of shares; or

b.	by reducing the amount of the shares in an amendment of the articles of association, provided that as a result thereof the issued capital or the paid part thereof will not fall below the amount prescribed in section 2:67 DCC.

In said resolution, the shares to which the resolution relates shall be designated and the implementation of the resolution shall be arranged.

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9.2	A resolution for withdrawal may relate to shares held by the Company itself or of which it holds the depositary receipts;

9.3	Reduction of the amount of the shares without repayment and without exemption from the liability for payment shall be made proportionately on all shares. The requirement of proportion may be deviated from with the consent of all shareholders concerned.

9.4	Partial repayment on shares or exemption from the liability for payment will only be possible by way of implementation of a resolution for reduction of the amount of the shares. Such a repayment or exemption shall be made proportionately on all shares.

The requirement of proportion may be deviated from with the consent of all shareholders concerned.

9.5

A resolution for capital reduction will require a majority of at least two/thirds ( 2/3) of the votes cast, in case less than one half ( 1/2) of the issued capital is represented at the general meeting of shareholders.

9.6	The convening notice for a meeting in which a resolution as stated in the present article will be passed will state the object of the capital reduction and the manner of implementation. In case the capital reduction will involve an amendment of the articles of association, those parties who have sent such a convening notice shall simultaneously deposit a copy of said proposal, containing the verbatim text of the proposed amendment, at the office of the Company as well as at an address to be mentioned in the convening notice, for perusal by every shareholder and holder of depository receipts of shares issued with the cooperation of the Company, until the end of the meeting.

9.7	The Company will deposit the resolutions referred to in the present article at the office of the Trade Register and will announce the depositing in a nationally distributed daily newspaper.

9.8	On the proposal of the manager, which proposal will have been approved by the supervisory board, the general meeting of shareholders may decide that a repayment on shares will either fully or partly be made not in cash but in participations in a company in which the Company participates either directly or indirectly.

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10.	BEARER SHARES AND REGISTERED SHARES, SHARE CERTIFICATES, MISSING AND DAMAGED SHARE CERTIFICATES

10.1	The shares will, at the option of the manager which will have been approved by the supervisory board, either be in bearer form or in registered form. No share certificates will be issued for registered shares.

10.2	Bearer share certificates will either be available in the denominations one (1) share, five (5) shares, ten (10) shares and one hundred (100) shares and further denominations of such higher numbers of shares as the manager may determine or in the form of one (1) global certificate as the manager may determine. All share certificates shall be identified by numbers and/or letters.

10.3	Upon written request by or on behalf of a shareholder, missing or damaged share certificates may be replaced by new share certificates bearing the same number and/or letters, provided that the shareholder who has made such request, or the person making such request on his behalf, provides satisfactory evidence of his title and in so far as applicable, the loss of his share certificates to the manager, and further subject to such conditions as the manager may deem appropriate.

10.4	The issue of a new share certificate shall render the share certificate which its replaces invalid.

11.	SHAREHOLDERS’ REGISTER

11.1	A register will be kept at the office of the Company in which all holders of registered shares will be registered, with additional statement of their addresses and the amount paid on each share.

The register will also include the name and addresses of those parties holding a right of usufruct or a right of lien on said shares, with additional statement which rights attached to the shares will accrue to them in accordance with article 12.

11.2	At request, the manager will gratuitously provide a shareholder, a usufructuary and a pledgee with an extract from the register with respect to his right to a registered share.

In case the share will be subject to a right of usufruct or a right of lien, the extract will state to whom the rights referred to in article 12 will accrue.

11.3	The manager will deposit the register at the office of the Company for perusal by the shareholders as well as the usufructuaries and pledgees to whom the rights of a holder of depository receipts referred to in the next article accrue.

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The preceding sentence will not apply to the part of the register kept outside the Netherlands in order to comply with the legalisation applicable there or by virtue of any stock exchange regulations.

11.4	The register will be kept up-to-date regularly.

Every annotation in a register will be signed on behalf of or by the manager.

Otherwise the manner in which the register will be arranged will be determined by the manager, with approval of the supervisory board.

CHAPTER V TRANSFER OF SHARES, RIGHTS IN REM

12.	TRANSFER OF SHARES, USUFRUCT AND PLEDGE, SHARES IN AN UNDIVIDED COMMUNITY OF PROPERTY

12.1	The transfer of a registered share, not being a share referred to in section 2:86c DCC, will require an instrument intended for such purpose executed before a civil law notary in the Netherlands. The transfer of a registered share, being a share referred to in section 2:86c DCC, will require a deed of transfer and serving of said deed upon the Company or written acknowledgement of the delivery by the Company.

12.2	The provisions in paragraph 1 of this article will be correspondingly applicable to the creation and delivery of the right of usufruct and to the creation of a right of lien on a registered share.

12.3	The provisions in paragraph 1 of this article will be correspondingly applicable to the apportionment of registered shares in case of a division of any community of property.

12.4	The shareholder will hold the voting right on the shares on which a right of usufruct or a right of lien will have been created. However, the voting right will accrue to the usufructuary or the pledgee in case this is determined at the creation of the right of usufruct or the right of lien. The shareholder not holding the voting right, and the usufructuary and the pledgee holding the voting right, will hold the rights granted by law to the holders of depository receipts of shares issued with the cooperation of the Company.

The rights referred to in the preceding sentence will not accrue to the usufructuary and the pledgee not holding the voting right.

12.5	The rights for the acquisition of shares ensuing from the share will accrue to the usufructuary holding the voting right, subject tot the proviso that he shall compensate the value of said rights to the shareholder insofar he has no claim to them by virtue of his right of usufruct.

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12.6	In case shares or a right of usufruct or a right of lien thereon will form part of an undivided community of property, the parties entitled may only exercise their rights ensuing from said shares or the restricted right by a person to be designated by them in writing.

CHAPTER VI MANAGEMENT SUPERVISION ON MANAGEMENT.

13.	MANAGER.

13.1	The Company will be managed by the manager under the supervision of a supervisory board consisting of at least seven (7) members and a maximum of twelve (12) members.

With due observance of the provisions in the previous sentence, the number of members of the supervisory board will be determined by the general meeting of shareholders.

13.2	The general meeting of shareholders will appoint the manager and the members of the supervisory board.

The manager can be appointed for a four (4) year term and may be reappointed. There is no limit to the number of times the manager can be reappointed.

Persons who will have reached the age of seventy-two (72) may not be appointed member of the supervisory board. A member of the supervisory board will cease to be a supervisory director at the latest at the end of the financial year in which he reaches the age of seventy-two (72).

The general meeting of shareholders may at any time suspend and dismiss the manager and members of the supervisory board.

The supervisory board may at any time suspend the manager.

13.3	Unless the general meeting of shareholders, on the proposal of the supervisory board, determines that a member of the supervisory board shall be appointed for a longer period, a member of the supervisory board will be appointed for a maximum period of three (3) years, provided however that unless such member of the supervisory board has resigned at an earlier date, his term of office shall lapse at the end of the first annual general meeting of shareholders, to be held in the fourth year after the year of his appointment. A member may be re-appointed with due observance of the preceding sentence. There is no limit to the number of times a member of the supervisory board can be reappointed. The supervisory board shall draw up a retirement schedule for the members of the supervisory board.

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Periodical resignation will take place per the date of the annual general meeting of shareholders.

In case the number of members of the supervisory board will be less than seven (7), the supervisory board will remain competent.

13.4	The general meeting of shareholders may only adopt a resolution to suspend or dismiss the manager or a member of the supervisory board by an majority of at least two-thirds (2/3) of the votes cast, if such majority represents at least one half (1/2) of the issued share capital. If the proportion of the share capital of at least one half (1/2) as referred to in the preceding sentence is not represented at the meeting, then no new meeting referred to in section 2:120 paragraph 3 DCC may be convened.

13.5	If either the general meeting of shareholders or the supervisory board has suspended the manager or if the general meeting of shareholders has suspended a member of the supervisory board, the general meeting of shareholders shall within three (3) months after the suspension has taken effect resolve either to dismiss the manager or member of the supervisory board, or to terminate or continue the suspension, failing which the suspension shall lapse.

A resolution to continue the suspension may be adopted in compliance with paragraph 4 of this article but only once and in such event the suspension may be continued for a maximum period of three (3) months commencing on the day the general meeting of shareholders has adopted the resolution to continue suspension. If within the period of continued suspension the general meeting of shareholders has not resolved either to dismiss the manager or the member of the supervisory board concerned or to terminate the suspension, the suspension shall lapse.

13.6	The manager or a member of the supervisory board shall in the event of a dismissal or suspension be given the opportunity to account for his actions at the general meeting of shareholders and to be assisted by an adviser.

13.7	On the basis of a remuneration policy determined by the general meeting of shareholders, the supervisory board shall determine the remuneration, if any, and other terms of employment for the manager.

13.8	The general meeting of shareholders shall on proposal of the supervisory board, determine the remuneration of the supervisory board, which shall consist of a fixed yearly amount.

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CHAPTER VII THE MANAGER

14.	DUTIES OF THE MANAGER, DECISION MAKING PROCESS

14.l	The manager will be charged with the management of the affairs of the Company.

14.2	The manager may have itself assisted by one or more persons to whom the title managing director or any other title of which the word managing director forms part, may be granted.

14.3	The manager may draw up regulations in which the decision-taking process of the manager will be arranged. The regulations will require the approval of the supervisory board.

14.4	Without prejudice to any other applicable provisions of these articles of association, the manager shall furthermore require the approval of the supervisory board and the general meeting of shareholders for resolutions of the manager regarding a significant change in the identity or nature of the Company or its associated enterprise, including in any event:

(a)	the transfer of the enterprise or practically the entire enterprise to a third party;

(b)	to conclude or cancel any long-lasting co-operation by the Company or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to the Company;

(c)	to acquire or dispose of a participating interest in the capital of a company with a value of at least one third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted Annual Accounts of the Company, by the Company or a subsidiary.

14.5	The supervisory board may adopt resolutions pursuant to which other clearly specified resolutions of the manager will also require its approval.

The supervisory board shall inform the manager without delay of any such resolution.

14.6	The lacking of the approval of the supervisory board as mentioned in paragraph 5 and 6 of this article may not be invoked by or against third parties.

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15.	REPRESENTATION

15.1	The manager may represent the Company.

15.2	In case of a conflicting interest between the Company and the manager including the entering into of legal acts between the Company and the manager, the Company will be represented by any two (2) members of the supervisory board.

15.3	In case the manager is absent or unable to attend, the supervisory board will be temporarily charged with the management of the Company. The supervisory board will in said case be competent to temporarily entrust the management of the Company to one or several persons from its number or otherwise.

15.4	The manager may appoint representatives with full or limited authority to represent the Company, acting either individually or jointly with one or more other persons. Each of those representatives shall represent the Company with due observance of those limits. The manager will determine their title.

16.	SUPERVISORY BOARD

16.1	It will be the task of the supervisory board to supervise the policy of the manager and the general course of affairs of the Company and its associated enterprise. The supervisory board will assist the manager by the rendering of advice. In the performance of their duties, the supervisory board will be guided by the interest of the Company and its associated enterprise. The members of the supervisory board shall be natural persons.

16.2	The manager will timely provide the supervisory board with the data necessary for the performance of its duties.

16.3	The supervisory board may appoint committees from among its members.

16.4	The supervisory board shall adopt a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the members of the supervisory board.

17.	MEETINGS OF THE SUPERVISORY BOARD, DECISION MAKING PROCESS

17.1	The supervisory board shall appoint a chairman and, if necessary, a deputy chairman from its number. The supervisory board will designate a secretary and, if necessary, a deputy secretary whether or not from its number.

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17.2	The supervisory board will hold a meeting whenever deemed desirable by the chairman or two (2) other members of the supervisory board. A member of the supervisory board may have himself represented at a meeting by one other member of the supervisory board authorised in writing.

17.3	The supervisory board shall include the division of duties within and the procedure of the supervisory board and its committees in a set of regulations.

17.4	The supervisory board will pass its resolutions by an absolute majority of the votes validly cast.

Abstentions will be regarded as votes not cast.

In case of an equality of votes on matters, the proposal will have been rejected.

In case of an equality of votes on persons, the resolution will be postponed until the next following meeting. In case there will again be an equality of votes, no resolution will be passed.

17.5	The passing of resolutions will require a majority of the members of the supervisory board holding office being present or represented at that meeting.

17.6	Minutes of the proceedings at the meetings will be kept by the secretary of the board. The minutes will be confirmed and signed by the persons who will have acted as chairman and secretary at the meeting.

17.7	The supervisory board may also pass resolutions without a meeting being held, provided (i) the proposal concerned has been despatched to the home address or to a previously stated other address of all members of the supervisory board by letter, facsimile or e-mail, (ii) none of them has opposed said manner of passing resolutions and (iii) the majority of the supervisory board holding office has declared to favour the proposals concerned by letter, facsimile or e-mail.

The secretary will draw up a report of a resolution thus passed whilst adding the incoming replies, which report will be added to the minutes after having been co-signed by the chairman.

17.8	A member of the supervisory board shall not take part in a decision-making on a subject or transaction in relation to which he has a conflict of interest with the Company.

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CHAPTER VII GENERAL MEETING OF SHAREHOLDERS

18.	ANNUAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS

18.1	Annually a general meeting of shareholders will be held, at which inter alia the following items will be considered;

(a)	the adoption of the Annual Accounts and – with due observance of the provisions of article 23 – the allocation of profits;

(b)	the proposal regarding the discharge from liability to the manager for the management in the last financial year;

(c)	the proposal regarding the discharge from liability to members of the supervisory board for their supervision in the last financial year;

(d)	if applicable, the proposal to pay dividend;

(e)	other proposals raised for consideration by the supervisory board or the manager, such as in respect of the designation of a body competent to issue shares and in respect of restriction or exclusion of the pre-emptive right and in respect of the authorisation to the manager to have the Company acquire and take in pledge company shares or depository receipts thereof.

18.2	The annual general meeting of shareholders will at the latest be held in the month of June.

18.3	Other general meetings of shareholders will be held whenever the manager and/or the supervisory board will pass a resolution to convene such a meeting.

18.4	The shareholders as well as the holders of depository receipts of shares issued with the cooperation of the Company will be called to attend general meeting of shareholders by or on behalf of the manager or the supervisory board.

18.5	The convening notice for a general meeting of shareholders will be published not later than on the fifteenth day prior to the date of the meeting.

18.6	The convening notice will state the subjects to be considered in an agenda or the information that the shareholders and the holders of depository receipts of shares, issued with the cooperation of the Company, may take cognizance thereof at the office of the Company, without prejudice to the provisions in article 23, paragraph 2 in respect of a proposal for the amendment of the articles of association.

18.7	One or more shareholders representing solely or jointly at least one/hundredth (1/100) part of the issued share capital or, as long as the shares of the Company are

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admitted to trading on a market in financial instruments as referred to in article 1:1 of the Financial Supervision Act (Wet financieel toezicht), whose shares represent a value of fifty million euro (EUR 50,000,000.00) or more can request the supervisory board to place a matter on the agenda, provided that the Company has received such request at least sixty (60) days prior to the date of the general meeting of shareholders concerned.

18.8	One or more shareholders representing solely or jointly at least one-tenth (1/10) part of the issued share capital can request the supervisory board to convene a general meeting of shareholders. The supervisory board shall publish a convening notice for such a general meeting of shareholders within four (4) weeks of receipt from such shareholders of a specified agenda for such general meeting of shareholders and, in the sole discretion of the supervisory board, compelling evidence of the number of shares held by such shareholder or shareholders.

18.9	No valid resolutions can be adopted at a general meeting of shareholders in respect of items which are not included in the agenda.

18.10	The agenda may be obtained free of charge by the shareholders and the holders of depositary receipts referred to in paragraph 6 of this article at the office of the Company.

18.11	The manager and the supervisory board shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the manager and the supervisory board invoke an overriding interest, they must give reasons therefore.

The manager and the supervisory board shall inform the general meeting of shareholders by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda. These explanatory notes to the agenda shall be put on the Company’s website.

19.	PLACE OF MEETING, CONVENING NOTICE

19.1	The general meeting of shareholders will be held in Rotterdam, Amsterdam or Haarlemmermeer (Schiphol Airport).

19.2	All convening notices for said meetings will be announced in an advertisement in a nationally distributed daily newspaper.

The advertisement may moreover be placed in other papers.

Each convening notice will state the place and time of the meeting.

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20.	CHAIRMANSHIP, MINUTES, RIGHTS TO ATTEND MEETINGS, DECISION-TAKING PROCESS

20.1	The chairman of the supervisory board will act as chairman of the general meeting of shareholders or, in case of his absence, one of the other members of the supervisory board to be designated by the supervisory board. In case no member of the supervisory board will be present, the general meeting of shareholders itself will designate its presidium.

20.2	Minutes of the meetings will be kept at each meeting by the secretary of the supervisory board or, in case of his absence, by the deputy secretary of said board -in case he will have been designated-, which minutes will be confirmed and signed by the chairman and the minutes secretary unless, at the request of the parties having convened the meetings, an official record will be drawn up by a civil law notary to be designated by them, in which case said official record need only be signed by the civil law notary and by the witnesses, if any.

The draft minutes of the general meeting of shareholders shall be made available, on request, to shareholders no later than three (3) months after the end of the meeting, after which the shareholders shall have the opportunity to react to the draft minutes in the following three months. The minutes shall then be adopted in the manner as described in the first sentence of this paragraph.

If the notarial official record has been drawn up, the notarial official record shall be made available, on request, no later than three (3) months after the end of the general meeting of shareholders.

20.3	Every shareholder, pledgee and usufructuary (both provided they hold voting right on the relevant shares) will be competent, either personally or through an attorney authorised in writing, to attend the general meeting of shareholders, to address said meetings and to exercise the voting right. Every holder of a depositary receipt of share issued with the cooperation of the Company (hereinafter: “holder of a depository receipt”) will be competent, either personally or through an attorney authorised in writing, to attend the general meeting of shareholders and to address the meeting.

20.4	The supervisory board may determine that attending and addressing the general meeting as well as participating in the deliberations and exercising the voting right may also take place by way of electronic means of communication. For that purpose it is required that the shareholders, pledgees, usufructuaries and holders of depository receipts or their attorneys authorised in writing can be identified and that they can simultaneously take note of the discussions at the meeting. The supervisory board may set conditions for the use of electronic means of communication; these conditions shall be announced in the convening notice.

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20.5	The manager may determine that the provisions of paragraphs 3 and 4 of this article will be applicable to those applicants who (i) are a shareholder, usufructuary and pledgee (provided they hold the voting rights on the relevant shares) or a holder of a depository receipt as per a certain date, determined by the manager, such date hereinafter referred to as: the “record date”, and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the manager, hereinafter referred to as: the “register”, in as far as (iii) at the request of the relative applicant, the holder of the register has notified the Company in writing prior to the general meeting of shareholders that the relative applicant has the intention to attend the general meeting of shareholders, regardless who will be applicant as referred to hereinbefore at the time of the general meeting of shareholders. The notification will state the name and the number of shares or depository receipts, for which the applicant is entitled to attend the general meeting of shareholders. The provision above under (iii) on the notification to the Company will also apply to the attorney authorised in writing of an applicant.

20.6	The record date mentioned in paragraph 5 of this article and the date mentioned in said paragraph on which the notification of the intention to attend the general meeting of shareholders shall have been given at the latest, can not be fixed earlier than at a time on the seventh day and not later than a time on the third day, prior to the date of the general meeting of shareholders. The convocation of the general meeting of shareholders will include said times, the place of meeting and the proceedings for registration and/or notification.

20.7	In case the manager does not exercise the power referred to in paragraph 5 of this article, the holders of bearer shares, in order to attend the general meeting of shareholders and to take part in the voting, shall deposit a written statement of an affiliated institution at the office of the Company or at the place designated for this purpose in the convocation for the meeting. Said statement shall be to the effect that the number of bearer shares listed in such statement belongs to its collective depository and that the person mentioned in the statement is a joint owner for the number of shares stated in its collective depository and will be so until after the meeting. The announcement shall state the day on which the depositing of the statement of the affiliated institution shall be made at the latest; this day may not be set earlier than on the seventh day prior to the day of the meeting.

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20.8	In case the manager does not exercise its power referred to in paragraph 5 of this article, the holders of the depository receipts referred to in paragraph 3 of this article, as well as usufructuaries and pledgees holding voting rights, in order to be able to exercise their rights to attend meetings, shall deposit documentary evidence of their rights at the office of the Company or at a place designated for this purpose in the convocation for the meeting not later than on the seventh day prior to the meeting.

20.9	Moreover, the person who wishes to exercise the right to vote and to attend the meeting, shall sign the attendance list prior to the meeting, stating his name, the name(s) of the person(s) for whom he acts as attorney, the number of shares he is representing and, as far as applicable, the number of votes he is able to cast.

20.10	Those who have been authorised in writing shall present their warrant of attorney at the general meeting of shareholders. The supervisory board may resolve that the warrants of attorney of holders of voting rights will be attached to the attendance list.

20.11	Every share will carry the right to cast one (1) vote.

20.12	All votes will be cast orally, unless the chairman will deem a written ballot desirable or one of the parties entitled to vote will make the relative request prior to the ballot. Written votes will be cast by unsigned, closed ballot-papers. In case none of the parties entitled to vote present will oppose this, proposals may be adopted by acclamation.

20.13	All resolutions for which the law or the articles of association do not prescribe a larger majority, will be passed by an absolute majority of the votes cast.

20.14	Abstentions will be regarded as votes not cast.

20.15	The opinion of the chairman expressed at the meeting that a resolution has been passed by the general meeting of shareholders, will be decisive. The same will apply to the text of a resolution passed insofar as votes will have been cast on a proposal not laid down in writing. However, in case immediately after said opinion having been expressed, it correctness will be challenged, a new ballot will be held in case the majority of the parties entitled to vote and present at the meeting, or in case the original votes will not have been cast by poll or in writing, a partly entitled to vote and present at the meeting will make the relative request. As a result of said new ballot, the legal consequences of the original vote will be cancelled.

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20.16	A certificate signed by the chairman and the secretary of the general meeting of shareholders confirming that the general meeting of shareholders has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.

CHAPTER IX ANNUAL ACCOUNTS, PROFIT

21.	FINANCIAL YEAR AND ANNUAL ACCOUNTS

21.1	The financial year of the Company will coincide with the calendar year.

21.2	Annually, within five (5) months after the end of the financial year of the Company, apart from extension of said period not exceeding six (6) months by the general meeting of shareholders on the ground of special circumstances, the manager will compile an annual account and annual report.

21.3	The Company will grant an Accountant the assignment to audit the Annual Accounts. The general meeting of shareholders will be competent to grant the assignment. In case it will not proceed to do so, the supervisory board will be competent or, in case the members of the supervisory board will be lacking or the supervisory board will fail to do so, the manager will be competent.

The designation of an Accountant will not be restricted by any nomination whatsoever; the assignment may be withdrawn at any time by the general meeting of shareholders or by the party by which it will have been granted; the assignment granted by the manager may moreover be withdrawn by the supervisory board. The Accountant will report to the supervisory board and the manager with respect to his findings.

21.4	The general meeting of shareholders adopts the Annual Accounts. The Accountant may be questioned by the general meeting of shareholders in relation to its statement on the fairness of the Annual Accounts. The Accountant shall therefore be invited to attend this meeting and be entitled to address this meeting.

21.5	The Annual Accounts will be signed by the manager and all members of the supervisory board. In case any signature(s) should be lacking, the reason thereof will be stated.

21.6	The Annual Accounts, the annual report and the data to be added by virtue of section 2:392 paragraph 1 DCC, will be deposited at the office of the Company, for perusal by the shareholders as well as the holders of depositary receipts of shares issued with the cooperation of the Company as of the date of the convening notice for the annual meeting.

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Said shareholders and holders of depositary receipts may peruse the documents there and gratuitously obtain a copy thereof.

Furthermore, anyone else may inspect the documents referred to in the first sentence of the present paragraph, insofar as said documents shall be made public after adoption, and obtain a copy thereof at a price not exceeding cost.

21.7	The Annual Accounts shall be published within eight (8) days after having been adopted. It will be made public by depositing a full copy thereof in the Dutch language, or in case this will not have been drawn up, a copy in English, French or German at the office of the Trade Register. The date of adoption shall be stated on the copy.

22.	SHARE PREMIUM RESERVES, APPROPRIATION OF PROFIT

22.1	Besides possible other reserves, the Company will keep a share premium reserve to which the shareholders are entitled.

22.2	To the charge of the profit, any such amounts will be allocated to reserves as will be fixed by the manager with approval of the supervisory board.

22.3	After the allocation to the reserves in accordance with the preceding paragraph the general meeting of shareholders shall determine the allocation of the remaining profits.

22.4	Distributions can only be made up to the amount of the Distributable Part of the Shareholders Equity.

22.5	Distributions will be made after adoption of the Annual Accounts evidencing these to be permissible.

22.6	With approval of the supervisory board, the manager may pass a resolution for the distribution of an interim dividend provided the requirement of the paragraph 5 of this article will have been fulfilled as will be evident from an interim specification of equity. Said specification will relate to the position of the equity at the earliest on the first day of the third month prior to the month in which the resolution for the distribution of an interim dividend will be announced. Said specification will be drawn up with due observance of the valuation methods deemed acceptable in society. The amounts to be reserved by virtue of the law will figure in the specification of equity. It will be signed by or on behalf of the manager if the signature(s) of one or several of them should be lacking, the reason thereof will be stated. The specification of equity will be deposited at the office of the Trade Register within eight days after the date on which the resolution for distribution will be announced.

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22.7	The manager will decide at what places and as of what dates dividends and other distribution on shares will be made payable and will announce this by means of an advertisement in a nationally distributed daily newspaper.

22.8	The Company shall only pay dividends and other distributions (irrespective of their form) on shares to those in whose name the shares are registered on the date that such dividends or other distribution was declared. Such payment discharges the Company.

22.9	Dividends, not collected within and five (5) years after the first day on which they became payable, will revert to the Company.

22.10	In case the profit and loss account in any year will show any loss that cannot be covered by the reserves or extinguished in any other manner, no profit will be distributed in a following year or in subsequent years until said loss has been covered by reserves or extinguished in any other manner.

22.11	On a proposal of the manager, approved by the supervisory board, the general meeting of shareholders may pass a resolution for distributions of profit – or also to the charge of a reserve susceptible to distribution in shares, in depository receipts thereof or in participations in a company in which the Company participates directly or indirectly.

CHAPTER X AMENDMENT TO THE ARTICLES OF ASSOCIATION, LIQUIDATION

23.	AMENDMENT TO THE ARTICLES OF ASSOCIATION. DISSOLUTION.

23.1	A resolution for the amendment of the articles of association or for dissolution of the Company may only be passed by the general meeting of shareholders on the proposal of the manager with approval of the supervisory board.

23.2	In case a proposal for amendment of the articles of association or dissolution of the Company will be made to the general meeting of shareholders, this shall invariably be stated in the actual convening notice for said meeting and – in case it will concern an amendment of the articles of association – a copy of the proposal, containing the verbatim text of the proposed amendment, shall simultaneously be deposited at the office of the Company for perusal by every shareholder and every holder of a depository receipt of share issued with the cooperation of the Company, until the end of the meeting.

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24.	LIQUIDATION.

24.1	In case of dissolution of the Company by virtue of a resolution of the general meeting of shareholders, the manager will be charged with the liquidation of the affairs of the Company and the supervisory board will be charged with the supervision thereof, without prejudice to the provisions in section 2:23 paragraph 2 DCC.

24.2	During the liquidation, the provisions of the articles of association will as much as possible continue to be effective.

The balance remaining after payment of the creditors will be distributed to the shareholders in proportion to each of their shareholding.

CHAPTER XI INDEMNIFICATION BY THE COMPANY

25.	INDEMNIFICATION

The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”) by reason of the fact that he or she (or a person or entity for whom he or she) is or was the manager or member of the supervisory board of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another company or a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company, unless and only to the extent that the court in which such action suit or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.

The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only, if the Proceeding (or part thereof) was authorized by the manager with approval of the supervisory board of the Company. For purposes of this article, an “agent” of the Company includes any person who is or was a director, officer, employee or other agent of the Company or is or was serving at the

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request of the Company as a director, officer, employee or other agent of another company, partnership, joint venture, trust or other enterprise; or was a director, officer, employee or other agent of a company which was a predecessor company of the Company or of another enterprise at the request of such predecessor company.

Expenses (including attorneys’ fees) incurred in defending a Proceeding may be paid by the Company in advance of the final disposition of such Proceeding upon a resolution of the manager which will have been approved by supervisory board with respect to the specific case upon receipt of an undertaking by or on behalf of the manager, member of the supervisory board, director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Company in accordance with this article.

26.	FINAL PROVISION

The first financial year of the Company shall end on the thirty-first day of December two thousand ten. This provision will lapse after the first financial year.

FINAL STATEMENTS

Finally, the person appearing made the following statements:

(i)	At the incorporation the issued share capital amounts to forty-five thousand euro (EUR 45,000.00), divided into one million one million one hundred twenty-five thousand (1,125,000) registered ordinary shares of four eurocent (EUR 0.04) each. The Incorporator participates in the issued share capital for one million one million one hundred twenty-five thousand (1,125,000) registered ordinary shares.

The issue takes place at par value. The issued share capital has been paid in cash. Payment in foreign currency is permitted. The documents which must be attached by virtue of section 93a, Book 2 of the DCC have been attached to this deed as Schedule 2. The Company accepts the payment on the shares issued at the incorporation;

(ii)	The first manager is the Incorporator;

(iii)	The first members of the supervisory board are:

(a)	Mr Gerald Anthony O’Brien, born in Minnesota, United States of America on the twenty-second day of February nineteen hundred fifty-two, residing at 18 Coldsprings Court, The Woodlands, TX 77380, United States of America; and

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(b)	Mr Craig Barkell Glidden, born in Michigan, United States of America on the third day of January nineteen hundred fifty-eight, residing at 11 Williamsburg Lane, Houston, TX 77024, United States of America;

(iv)	The ministerial declaration of no-objection was granted on the twenty-fourth day of September two thousand nine, under number N.V. 1567749, as stated in the written declaration of the Ministry of Justice which has been attached to this instrument as Schedule 3.

FINAL PROVISIONS

The person appearing is known to me, civil law notary.

This instrument, drawn up to be kept in the civil law notary’s custody was executed in Amsterdam on the date first above written.

The contents of this instrument were given and explained to the person appearing.

The person appearing then declared to have noted and approved the contents and did not want a full reading thereof. Thereupon, after limited reading, this instrument was signed by the person appearing and by me, civil law notary.

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